vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

03037921

SEC MAIL PROCESSING
RECEIVED
DEC 02 2003
WASH. D.C. 181 SECTION

Date	November 19, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

SUPPL

Please find enclosed a press release dated November 19, 2003:

VNU ANNOUNCES A NEW ORGANIZATIONAL STRUCTURE FOR ITS MARKETING INFORMATION GROUP.

With kind regards,
VNU bv

Rob de Meel
SVP

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

1.1.001 02.99

![vnu]

ADR File no. 82-2876

Press release

Date November 19, 2003

VNU ANNOUNCES A NEW ORGANIZATIONAL STRUCTURE FOR ITS MARKETING INFORMATION GROUP

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced a new organizational structure for its largest business group, VNU Marketing Information, to address evolving client needs and to create an enhanced platform for accelerated growth.

The new structure, unveiled by VNU Chairman Rob van den Bergh, includes the appointment of a global CEO for ACNielsen, the world's leading marketing information provider, and the creation of a new unit, VNU Advisory Services, that is charged with developing advanced business solutions for clients.

"The VNU Marketing Information (MI) group today consists of strong businesses with excellent client relationships, solid results, outstanding leadership and world-class brands," said Van den Bergh, who, in addition to his role as chairman of VNU's Executive Board, also serves as chairman and CEO of the Marketing Information group. "Building on these strengths, we are changing the structure of the MI group to respond to client needs, to develop new capabilities and to accelerate long-term growth. The new MI organization is designed to deliver high-value business solutions that integrate VNU's superb portfolio of information assets."

In line with the new group structure, VNU announced the following appointments, effective January 1, 2004:

Steven M. Schmidt, currently president of VNU Marketing Information, the Americas, is named president and chief executive officer of ACNielsen and executive vice president of VNU Marketing Information, reporting to Van den Bergh. As global head of ACNielsen, the group's largest business unit, Schmidt will have broad strategic responsibility for the unit's worldwide operations, including enhancing its product and service offerings to deliver superior value and insights to clients. In addition, he will have direct-line responsibility for ACNielsen's two largest regions, North America and Europe; he will oversee the unit's global marketing and client service functions; and he will have responsibiltiy for the MI group's communications and human resources functions on a global basis.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

vnu

Press release

Frank Martell, currently president of VNU Marketing Information, Asia Pacific and Emerging Markets, is named chief operating officer of ACNielsen and senior vice president of VNU Marketing Information, reporting to Schmidt. Martell will have direct responsibility for ACNielsen's Asia Pacific, Emerging Markets and Latin America regions, its worldwide customized research business, and the MI group's finance and information technology functions. He will also oversee a series of business-improvement initiatives, primarily aimed at VNU MI's North American operations.

Brian Chadbourne, currently president VNU Marketing Information, Europe, is named president and chief executive officer of VNU Advisory Services, and executive vice president of VNU Marketing Information, reporting to Van den Bergh. The new unit includes VNU's Spectra Marketing Systems, BASES, Market Decisions, and Claritas USA marketing information businesses, and will oversee the group's modeling and analytical services.

"I'm delighted that Steve, Frank and Brian will be joining me in New York to lead the VNU MI group," said Van den Bergh. "Their proven track records driving the growth of ACNielsen's regional businesses and other MI units, along with the teamwork they have demonstrated as key members of the MI board over the past three years, make them ideal leaders for these new assignments. I am confident we have the right team for the job."

Schmidt and Martell will focus on further developing ACNielsen's capabilities in retail measurement, consumer panel and customized research services, along with existing modeling and analytical activities. A primary focus will be to enhance ACNielsen's role with clients in the fast-moving consumer goods industry, helping them strengthen their performance using ACNielsen's high-quality information, marketplace understanding and consumer insights.

VNU Advisory Services, under Chadbourne's leadership, will draw on the resources of the entire VNU MI group and other VNU businesses, along with third-party capabilities, to develop new, integrated services and a new VNU approach to client service.

"Acting as a strategic business partner, VNU Advisory Services will draw upon all available resources to deliver the advanced business solutions our clients need to be successful in their markets," said Van den Bergh. "With a highly entrepreneurial focus, it will also act as a think tank and new-product development center for VNU. This business is being created on the foundation of four VNU units - BASES, Spectra, Claritas and Market Decisions - that focus on delivering advanced analysis and insights to clients, and it will be built using both new and existing resources to achieve our long-term strategic objectives."

Press release

Date	November 19, 2003
Page	3 of 3

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

VNU Marketing Information

VNU Marketing Information (VNU MI) is the world's leading provider of information, insights and solutions that help clients improve their marketing and sales performance. Through its business units – ACNielsen and VNU Advisory Services (which includes BASES, Spectra Marketing Systems, Claritas and Market Decisions) – VNU MI helps clients measure and analyze their markets, understand consumer behavior, identify growth opportunities and conduct successful targeted-marketing activities. VNU MI serves more than 9,000 clients, including the world's leading manufacturers and retailers of consumer packaged goods, as well as leading companies in technology, telecommunications, financial services, real estate, pharmaceuticals and other major sectors of the economy.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00